Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823 www.medicure.com

MEDICURE ANNOUNCES SAVI-PCI CLINICAL TRIAL OF AGGRASTAT

WINNIPEG, Manitoba – (January 30, 2012) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJ.PK) is pleased to announce its plans for a new clinical trial of AGGRASTAT® (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).

SAVI-PCI (pronounced savvy) will be a randomized, open-label study enrolling approximately 600 patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.  The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving an 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The primary objective of SAVI-PCI is to demonstrate AGGRASTAT is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge.  The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.  The first patient is anticipated to be enrolled in spring 2012.  The Principal Investigator for the study is Steven V. Manoukian, MD, Director of Cardiovascular Research at the Sarah Cannon Research Institute (SCRI).

“SAVI-PCI has the potential to advance a promising new treatment strategy for PCI by validating that a short regimen of tirofiban provides similar efficacy compared to the standard regimen of eptifibatide.  Furthermore, it is hoped this regimen will be associated with lower bleeding risk, more efficient throughput and lower cost. This is also a major milestone in SCRI's cardiovascular research initiative and we are excited to be a part of it,” commented Dr. Manoukian.

Both AGGRASTAT and Integrilin are reversible, small molecule Glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitors that have been shown in clinical trials to reduce the combined incidence of death and myocardial infarction in patients with unstable angina (UA) or non-ST elevation myocardial infarction (NSTEMI) undergoing cardiac catheterization when compared to heparin.  These agents work by preventing the ability of platelets to aggregate together.  These platelet aggregates – commonly known as blood clots - can result in a partial or complete blockage of the coronary artery if left untreated.
Bleeding is a common adverse reaction associated with the use of GP IIb/IIIa inhibitors due to their unique ability to prevent and disaggregate blood clots.  A patient’s risk of bleeding is an important factor when determining an optimal treatment approach and, in some cases, complicates or limits the use of these agents.  With the SAVI-PCI study, the investigators will explore whether AGGRASTAT HDB plus a shortened infusion can reduce the risk of bleeding while maintaining comparable ischemic protection relative to the currently practiced 18 hour infusion of Integrilin.  Other studies have indicated that shortening the infusion duration of GP IIb/IIIa inhibitors can potentially lead to a reduction in bleeding complications for patients undergoing PCI.  It is important to note that bleeding complications have been linked to increased rates of other major complications and mortality, as well as increased overall cost of care. A goal of the SAVI-PCI study is to further optimize the safety, efficacy and efficiency of treatment used in the setting of PCI.

Dawson Reimer, President & COO of Medicure, said, “Medicure’s return to cardiovascular clinical research and the exploration of this contemporary dosing regimen is an important step forward in the Company’s long-term growth and in the clinical advancement of Aggrastat.”

To assist in completion of the study, Medicure International, Inc. has partnered with SCRI and GVI Clinical Development Solutions (CDS).  SCRI is one of the largest, community-based research programs in the United States, conducting cardiology and oncology clinical trials through its affiliation with a network of hundreds of physicians. CDS is a full-service Contract Research Organization with extensive clinical development experience across a multitude of therapeutic areas, and a track record of delivering quality data on time at competitive costs.

About Aggrastat

AGGRASTAT (tirofiban HCl), in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be managed medically and those undergoing PTCA or atherectomy. In this setting, AGGRASTAT has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT has been studied in a setting that included aspirin and heparin.

Bleeding is the most common complication encountered during therapy with AGGRASTAT. Administration of AGGRASTAT is associated with an increase in bleeding events classified as both major and minor bleeding events by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT occurs at the arterial access site for cardiac catheterization. Fatal bleedings have been reported. AGGRASTAT should be used with caution in patients with platelet count less than 150,000/mm3, in patients with hemorrhagic retinopathy, and in chronic hemodialysis patients. Because AGGRASTAT inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT and heparin should be discontinued.

AGGRASTAT is a parenteral non-peptide, reversible GP IIb/IIIa receptor antagonist that is marketed in the United States by Medicure Pharma, Inc. Medicure does not promote unapproved use of AGGRASTAT. Please see the AGGRASTAT Prescribing Information for approved indications, dosage regimens and safety related information.

The AGGRASTAT dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

About Medicure Inc.
Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT® (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc. For more information on
Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Forward Looking Information Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2011.